As filed with the Securities and Exchange Commission on May 17, 2022

Registration No. 333-238851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 3

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CORTEXYME, INC.

(Exact name of registrant as specified in its charter)

Delaware	90-1024039
(State or other jurisdiction of incorporation or organization	(I. R. S. Employer Identification No.)

269 East Grand Ave.

South San Francisco, California, 94080

(415) 910-5717

Christopher Lowe

Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer

Cortexyme, Inc.

269 East Grand Ave.

South San Francisco, California, 94080

(415) 910-5717

Copies to:

Gordon Ho, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

Telephone: (650) 843-5000

From time to time after the effective date of this Registration Statement

(Approximate date of commencement of proposed sale to the public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 3 (this “Post-Effective Amendment No. 3”) to the Registration Statement on Form S-3 (File No. 333-238851) filed with the Securities and Exchange Commission (“SEC”) by the Registrant on June 1, 2020 and subsequently amended on February 7, 2022 and March 4, 2022 (the “Registration Statement”) is solely to update the auditors’ consent filed with the Registration Statement as Exhibit 23.1. Accordingly, this Post-Effective Amendment No. 3 consists only of the facing page, this explanatory note, Part II of the Registration Statement, and an updated Exhibit 23.1. The prospectus is unchanged and has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the offering of the securities being registered. All the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee		$13,905	*
Accounting fees and expenses		*	*
Legal fees and expenses		*	*
Transfer agent fees and expenses		*	*
Trustee fees and expenses		*	*
Printing and miscellaneous expenses		*	*

Total	$	*	*

*

The registrant previously paid the fee related to $150,000,000 of the registrant’s common stock that may be issued and sold under a certain sales agreement with Jefferies LLC and that may be issued and sold pursuant to the registration statement, as amended.

**

These fees and expenses depend on the securities offered and the number of issuances and accordingly cannot be estimated at this time and will be provided as applicable by amendment or in a filing with the SEC pursuant to the Exchange Act of 1934, as amended (the “Exchange Act”) and incorporated herein by reference.

Item 15.	Indemnification of Directors and Officers

The Registrant has entered into indemnification agreements with each of its current directors and executive officers. These agreements require the Registrant to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Registrant, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Registrant also intends to enter into indemnification agreements with its future directors and executive officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s amended and restated bylaws provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to the Registrant’s directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments the Registrant may make to its officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The underwriters will be obligated, under certain circumstances, pursuant to any underwriting agreements we enter into in connection with the sale of any securities being registered hereby, to indemnify us and our officers and directors against certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 16.	Exhibits

		Incorporated by reference				Filed or furnished herewith
Exhibit No.	Exhibit title	Form	File No.	Exhibit No.	Filing date

1.1*	Form of Underwriting Agreement

1.2	Open Market Sale AgreementSM dated December 23, 2021, by and between Cortexyme, Inc. and Jefferies LLC.	8-K	001-38890	10.1	12/23/2021

4.1	Amended and Restated Certificate of Incorporation	8-K	001-38890	3.1	5/13/2019

4.2	Amended and Restated Bylaws	8-K	001-38890	3.2	5/13/2019

4.3	Form of Specimen Common Stock Certificate	S-1/A	333-230853	4.1	4/29/2019

4.4	Amended and Restated Investors’ Rights Agreement, dated May 23, 2018, by and among the Registrant and certain of its stockholders	S-1	333-230853	4.2	4/12/2019

4.5*	Form of any certificate of designation with respect to any preferred stock issued hereunder and the related form of preferred stock certificate

4.6*	Form of any warrant agreement with respect to each particular series of warrants issued hereunder

4.7*	Form of any unit agreement with respect to any unit issued hereunder

4.8	Form of indenture	POSASR	333-238851	4.8	2/7/2022

4.9*	Form of note

5.1	Opinion of Cooley LLP	POSASR	333-238851	5.1	2/7/2022

23.1	Consent of Cooley LLP (included in Exhibit 5.1)	POSASR	333-238851	5.1	2/7/2022

23.2	Consent of Independent Registered Public Accounting Firm					X

24.1	Power of Attorney (previously filed with the SEC)

25.1**	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Debt Trustee

107	Filing Fee Table	POSASR	333-238851	107	2/7/2022

*

To be filed, if necessary, subsequent to the effectiveness of this registration statement by an amendment to this registration statement or incorporation by reference pursuant to a Current Report on Form 8-K in connection with an offering of securities.

**	To be filed as an exhibit to a Current Report on Form 8-K or pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939 and incorporated herein by reference.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statements or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(A)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(j) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on May 16, 2022.

CORTEXYME, INC.

By:	/s/ Christopher Lowe
Christopher Lowe Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher Lowe Christopher Lowe	Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, Director (principal executive officer and principal financial officer)	May 16, 2022

/s/ Ted Monohon Ted Monohon	Chief Accounting Officer and Vice President, Finance (principal accounting officer)	May 16, 2022

* David A. Lamond	Director	May 16, 2022

* Margaret McLoughlin, Ph.D.	Director	May 16, 2022

* Una Ryan, OBE, Ph.D.	Director	May 16, 2022

* Christopher J. Senner	Director	May 16, 2022

/s/ Marwan Sabbagh, M.D. Marwan Sabbagh, M.D.	Director	May 16, 2022

* By:	/s/ Christopher Lowe
Christopher Lowe Attorney-In-Fact